EXHIBIT 99.1

Osisko and Financial Partners Extend Bridge Financing to Stornoway to Support Strategic Process

MONTRÉAL, June 11, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) today announced that it has entered into a binding bridge financing term sheet whereby it will provide a senior-secured bridge credit facility (the “Bridge Facility”) to Stornoway Diamond Corporation (“Stornoway”) together with certain secured lenders and key stakeholders (collectively the “Bridge Lenders”). The Bridge Facility is being provided to Stornoway by the Bridge Lenders in order to support Stornoway during its strategic review process (the “Strategic Process”).

Sean Roosen, Chair and CEO of Osisko stated: “We are working closely with Stornoway, its financial partners, and the Governement of Québec to ensure the long term viability of the Renard Mine for the benefit of all stakeholders during these challenging times in the diamond market.”

Osisko owns a senior-secured 9.6% diamond stream on Stornoway’s Renard diamond mine and will continue to receive deliveries under its stream agreement. Under the terms of the Bridge Facility, the buyers under the amended and restated purchase and sale agreement entered into on October 2, 2018 (the “Stream Agreement”), in proportion to their respective commitments, will advance an amount equivalent to the stream net proceeds payable under the Stream Agreement to Stornoway, up to an estimated amount of C$5.9 million (C$2.8 million attributable to Osisko). The Bridge Facility also provides that Diaquem, Inc. (“Diaquem”), an affiliate of Investissement Québec, has agreed to advance to Stornoway an amount of up to C$11.7 million by way of access to the funds available in a senior loan reserve account maintained by Stornoway’s subsidiary, Stornoway Diamond (Canada) Inc. (“SDCI”). In addition, amounts equivalent to royalty payments to be made by SDCI to Diaquem under the existing royalty agreement, up to an estimated amount of C$1.9 million, and to interest payments accruing under the senior loan agreement between SDCI and Diaquem (the “Senior Loan”), up to an estimated amount of C$2.5 million, have agreed to be advanced by Diaquem.

The Bridge Facility will be secured by a first-ranking security interest over all present and after-acquired assets and property of the Stornoway and will accrue interest at a rate equal to 8.25% per annum.

Amounts owing under the Bridge Facility will become due and repayable in full upon the maturity date, being the earliest to occur of certain stated events, including (i) the completion of a restructuring or other material transaction pursuant to the Strategic Process or the sale of all or substantially all of the property, assets and undertakings of Stornoway, and (ii) September 16, 2019 (the maturity date being subject to 30-day extensions by unanimous consent of the Bridge Lenders).

Concurrently with the entering into of the Bridge Facility, Stornoway also entered into a binding term sheet with the holders of more than 75% of the outstanding principal amount of the convertible debentures, pursuant to which such holders have consented to postpone interest payments on the convertible debentures from June 30 to December 31, 2019. Stornoway also obtained a waiver from Fonds de Solidarité des Travailleurs du Québec, Fonds Régional de Solidarité F.T.Q. Nord-du-Québec, S.E.C. and Diaquem of the requirement to make interest payments under the Convention de prêt dated as of May 3, 2012 from May 1, 2019 until December 31, 2019, inclusively.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.7% interest in Barkerville Gold Mines Ltd., a 16.6% interest in Osisko Mining Inc., an 18.8% interest in Victoria Gold Corp. and a 19.9% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Joseph de la Plante Vice President, Corporate Development Tel. (514) 940-0670 jdelaplante@osiskogr.com

Forward-looking Statements

This news release contains forward-looking information and forward-looking statements (together, "forward‑looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenue, requirements for additional capital, production estimates, production costs and revenue, business prospects and opportunities are forward-looking statements. In addition, statements relating to gold equivalent ounces ("GEOs") are forward‑looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the GEOs will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the satisfaction by Stornoway of all conditions precedent to funding under the Bridge Facility, the actual total amount to be advanced by the Corporation to Stornoway, the successful completion of the Strategic Process being carried out by Stornoway and performance of the assets of Osisko. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: Stornoway’s ability to meet all conditions precedent to funding under the Bridge Facility, the actual total amount to be advanced by the Corporation to Stornoway is dependent on the financial needs of Stornoway in connection with its Strategic Process, the successful completion of the Strategic Process being carried out by Stornoway depends on a number of factors including market conditions and interest of potential third parties to participate in the Strategic Process. Other factors that can influence Osisko’s results include: influence of political or economic factors including fluctuations in the prices of the commodities and in value of the Canadian dollar relative to the U.S. dollar, continued availability of capital and financing and general economic, market or business conditions; regulations and regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; whether or not Osisko is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests, litigation, title, permit or license disputes; risks and hazards associated with the business of exploring, development and mining on the properties in which Osisko holds a royalty, stream or other interest including, but not limited to development, permitting, infrastructure, operating or technical difficulties, unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest, rate, grade and timing of production differences from mineral resource estimates or production forecasts or other uninsured risks; risk related to business opportunities that become available to, or are pursued by Osisko and exercise of third party rights affecting proposed investments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko’s ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

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